Exhibit 99.1

FLJ Group Limited Announces Changes regarding Director and Independent Registered Public Accounting Firm

SHANGHAI, China, June 30, 2023 (GLOBE NEWSWIRE) -- FLJ Group Limited (NASDAQ: FLJ) (the “Company”), a leading technology-driven long-term apartment rental platform in China, today announced changes regarding director and independent registered public accounting firm.

Changes regarding the Company’s Director and Audit Committee Member

The Company today announced that Mr. Lin Zhou has resigned as an independent director and a member of the audit committee of the Company, effective June 30, 2023. Mr. Zhou resigned for personal reasons and has no disagreement with the Company. The Company would like to thank him for his service and contributions to the Company.

The Company has appointed Mr. Zhenkun Wang as an independent director and a member of the audit committee of the Company, effective June 30, 2023.

Mr. Wang is the founder and CEO of Shanghai Shiwei Technology Co., Ltd., a company mainly focused on project and product development in enterprise-level metaverse applications, and has been serving as the chairman of its board since January 2015. Mr. Wang received his bachelor’s degree from Shanghai University of Finance and Economics in 2004.

Changes regarding the Company’s Independent Registered Public Accounting Firm

The Company also announced that it has appointed OneStop Assurance PAC Singapore (“OneStop”) as its independent registered public accounting firm, effective as of June 30, 2023. The appointment of OneStop has been approved by both the audit committee and the board of directors of the Company. OneStop replaces Marcum Asia CPAs LLP (“Marcum Asia”), the Company’s former independent registered public accounting firm.

The Company is working closely with Marcum Asia and OneStop to ensure a seamless transition.

About FLJ Group Limited

FLJ Group Limited is a leading technology-driven long-term apartment rental platform in China. The Company offers young, emerging urban residents conveniently-located, ready-to-move-in, and affordable branded apartments as well as facilitates a variety of value-added services. The Company leverages advanced IT and mobile technologies to manage rental apartments in various cities in China. Technology is the core of the Company’s business and is applied to its operational process from apartment sourcing, renovation, and tenant acquisition, to property management. The focus on technology enables the Company to operate a large, dispersed, and fast-growing portfolio of apartments with high operational efficiency and deliver a superior user experience.

For investor and media inquiries, please contact:

FLJ Group Limited
E-mail: ir@qk365.com

Christensen
In China
Mr. Rene Vanguestaine
Phone: +86-10-5900-1548
E-mail: rvanguestaine@ChristensenIR.com

Exhibit 99.1

In the U.S.
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com